UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 29, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy - October 29, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009, and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of October it purchased under that buyback program an aggregate amount of 150,000 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 19.69 per share, for an aggregate amount of Euro 2,952,848.

In parallel, Luxottica Group’s subsidiary, Arnette Optic Illusions Inc., sold during the same period on the MTA an aggregate amount of 130,000 treasury shares, at an average unit price of Euro 19.87 per share, for an aggregate amount of Euro 2,583,698.

Since the launch of the program, Luxottica Group purchased an aggregate total amount of 4,135,880 of its shares, at an average unit price of Euro 18.81 per share, for an aggregate amount of Euro 77,781,951. In parallel, Luxottica Group’s subsidiary Arnette Optic Illusions Inc. sold an aggregate total amount of 4,244,780 treasury shares, at an average unit price of Euro 18.70 per share, for an aggregate amount of Euro 79,378,042.

Contacts Luxottica Group

Ivan Dompé
Group Director of Corporate Communications
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
Group Director of International
Communications
Tel.: +39 (02) 8633 4668
Email: luca.biondolillo@luxottica.com

Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: November 1, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER